September 19, 2012

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:         Intersections Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively

               Forms 8-K filed March 10, 2012, May 15, 2012 and August 10, 2012
File No. 000-50580

Dear Ms. Collins:

We have reviewed the comment letter dated August 22, 2012 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”).  With respect to each of the items in that letter, the Company’s response to the Staff’s comments is set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter.  To assist in your review, we have included the text of the Staff’s comments below in italicized type.  As explained below, in accordance with the Staff’s request, where applicable, the Company will undertake to include revised disclosures responsive to the Staff’s comments in the Company’s future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2012, which is required to be filed on or before November 9, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.
We note that effective December 31, 2011, Bank of America ceased new marketing of certain third party services and as a result, you do not expect new subscriber revenue through Bank of America and you expect a reduction in marketing and commission expenses through December 31, 2012.  Please explain further what impacts the loss of this contract has had on your operations to date.  In this regard, we note that through June 30, 2012, income from operations for the consumer product and services segment increased, primarily as a result of a decrease in marketing and commissions expenses to Bank of America.  However, we also note that revenues decreased for this segment due to the loss of the Bank of America contract.  Please tell us the amount of the decreases in revenues and expenses related to this contract and explain further how the loss of this contract contributed to an overall increase in operating revenue.  Further, tell us the extent to which you expect the loss of this arrangement will impact your future revenue and expenses and how you considered providing a quantified discussion of this impact in MD&A.  In addition, tell us whether any of the deferred subscription solicitation costs relate to this contract and if so, tell us how you considered the loss of this contract in determining the recoverability of such costs.

Company Response:  As described in our 10-Q for the quarter ended June 30, 2012 and 10-K for the year ended December 31st, 2011, Bank of America has ceased marketing our services.  This has resulted in essentially no new subscriber additions from Bank of America in the most recent quarter and current calendar year, as well as no revenue or marketing expense associated with new customer acquisitions related to Bank of America.  We continue to have a sizeable portfolio of customers acquired via Bank of America prior to its cessation of marketing.  We continue to record revenue, commissions, and marketing expenses (to the extent these expenses were deferred when incurred) from these customers on a monthly basis as described in the accounting policies section of our most recent 10-Q.

Our agreements with our financial institution partners, including Bank of America, generally do not require any specific level of marketing or new customer enrollments.  In addition, some of our costs of revenue and general and administrative expenses are not directly linked to customer volumes, but rather are either incurred on a fixed basis for a period of time or are driven by management decisions including but not limited to targeted levels of employee staffing in specific job functions.  Therefore, it is not possible - without making numerous assumptions regarding hypothetical scenarios under which Bank of America marketing did not cease and alternative management decisions were taken – to quantify the impact on our operations from the cessation of marketing by Bank of America.

For reported results, we are able to determine the impact of specific client relationships on each line item of our operating results with differing degrees of accuracy.  Revenue, Marketing and Commissions each can be attributed to specific clients with a high degree of accuracy.  Costs of Revenue can be allocated to specific clients only through the use of significant assumptions and allocation methodologies, leading to a level of accuracy sufficient for management decision making but not sufficient for external financial or other reporting purposes.  General and Administrative expenses, Depreciation and Amortization generally cannot be effectively allocated to specific client relationships.

Revenue associated with Bank of America customers is already effectively disclosed each quarter since we routinely report both our Revenue and the percentage of Revenue attributable to Bank of America.  Due to the varying degrees of accuracy of the remaining line items discussed above as well as the confidential nature of client specific economics, we respectfully request not to disclose additional client specific line item details.  We do not believe such additional disclosures would add materially to the existing level of information available to the public, nor could such disclosures be relied upon as accurate in some cases as described above.  Further, since many factors other than the cessation of marketing by Bank of America contribute to the financial results attributable to this client, additional disclosure along these lines would not effectively quantify the impact of this decision.

The table below compares our operating results from the 2nd quarter of 2012 versus the same period in the prior year.  We can confirm, subject to our comments above regarding the level of accuracy of such analyses, that the cessation of marketing by Bank of America contributes approximately 65% or more (and in some cases greater than 100%) of the change in lines 1 through 4 of the table below.  The combination of Marketing, Commission and Cost of Revenue expenses related to Bank of America has decreased more rapidly than Revenue related to the same client.

		Three Months Ended
		June 30,
		(in thousands)
		2012	2011	Change

1	Revenue	$87,919	$94,085	($6,166)
	Operating expenses:
2	Marketing	5,144	9,278	(4,134)
3	Commissions	22,880	27,468	(4,588)
4	Cost of revenue	26,364	27,829	(1,465)
5	General and administrative	19,481	17,287	2,194
6	Depreciation	2,456	2,167	289
7	Amortization	886	1,017	(131)
8	Total operating expenses	77,211	85,046	(7,835)
9	Income from operations	10,708	9,039	1,669

In considering providing a quantified discussion of the impact of Bank of America’s decision to cease marketing, we reviewed the extensive disclosure already provided in public filings both generally and specifically regarding our relationship with Bank of America.  Existing disclosure includes:

•	The nature of our primary contacts with Bank of America (shared/direct)

•	The percentage of revenue attributable to Bank of America

•	The number of new subscriber additions for direct versus indirect arrangements

•	The percentage of revenue from direct versus indirect arrangements

•	The percentage of new subscribers from direct versus indirect arrangements

•	Cancellation rates within the first 30 days of customer enrollment

•	Cancellation rates after the first 90 days of enrollment

We believe the existing disclosures provide sufficient information to allow investors to assess the impact to our operating results of Bank of America’s cessation of marketing.  In addition, in our 10-K for the year ended December 31, 2011, we further disclosed the number of new subscribers acquired through Bank of America in 2011 to assist investors in making their own assessment of the impact of Bank of America’s cessation of marketing on our operations.

For the reasons discussed above, it is not possible to quantify the expected impact in future periods of Bank of America’s cessation of marketing without creating hypothetical scenarios regarding the level of Bank of America marketing and new customer enrollments, and related management decisions,  that would have occurred if the client had continued to market our product.

As of June 30, 2012 we have deferred subscription solicitation costs related to our existing subscribers from the Bank of America agreement, these deferred subscription cost consist of deferred marketing cost and prepaid commissions. Deferred marketing costs are amortized on an accelerated basis over the period during which the future benefits are expected to be received, but no more than 12 months. Prepaid commissions are amortized on an accelerated basis, over a period of time not to exceed three years.

The recoverability of amounts capitalized as deferred subscription solicitation costs are evaluated at each balance sheet date by comparing the carrying amounts of such assets to the probable remaining future benefit expected to result directly from such costs. Probable remaining future benefit is estimated based upon historical subscriber patterns, and represents net revenues less costs to earn those revenues. In estimating probable future benefit (on a per subscriber basis) we deduct our contractual cost to service that subscriber from the known sales price. We then apply the future benefit (on a per subscriber basis) to the number of subscribers expected to be retained in the future to arrive at the total probable future benefit. In estimating the number of subscribers we will retain (i.e., factoring in expected cancellations), we utilize historical subscriber patterns maintained by us that show attrition rates by client, product and marketing channel. The total probable future benefit is then compared to the costs, and if the probable future benefit exceeds the cost, the amount is considered to be recoverable. If costs were to exceed the estimated probable remaining future benefit, an adjustment would be made to the deferred subscription costs to the extent of any shortfall. Based on this analysis we have determined the deferred subscription solicitation costs are recoverable.

Notes to Consolidated Financial Statements

Note 19. Other Long-Term Liabilities, page F-31

2.
We note you recorded a contingent liability for a loan guaranty of $384,000 and associated interest of $53,000.  Please tell us the terms of this guarantee including the maximum potential amount of future payments, the current carrying amount of the liability for your obligations under the guarantee and the circumstances that would require you to perform under the guarantee.  Also tell us your consideration for disclosing this information in future filings.  We refer you to ASC 460-10-50-4.

Company Response:  In the year ended December 31, 2011, the Company received a copy of a notice addressed to a former employee from attorneys representing a large financial institution demanding payment for which it held loans on two commercial real properties.  The former employee legally committed Net Enforcers, Inc., a wholly-owned subsidiary of the Company, to unconditionally guarantee repayment of the loans.  The loans on the commercial properties were in default due to the former employee’s failure to make the regular monthly payments when due.  Upon request, the Company was provided with the outstanding principal balance on the loans, on which interest, default interest, late charges, prepayment and collection fees were accruing.  Based solely upon the facts that the Company’s subsidiary had fully guaranteed the outstanding principal on the loans and the fact that the loans were currently in default, the Company reviewed ASC 450-20-25-2 and determined that its payment of the mortgages on the properties was probable and therefore, required recording of an amount to the consolidated financial statements as well as limited disclosure due to its immateriality to the Company’s consolidated financial statements.  In the Company’s determination of the estimated range of loss for this guarantee, it considered the outstanding principal amount of the loans, as well as a calculation of interest and default interest and an estimate for a nonpayment penalty.  The Company recorded this amount, which it also believes would be the best estimate of the amount due in the payoff process, to its consolidated financial statements in the year ended December 31, 2011.

In addition, the Company has continued to calculate and record accrued interest on the unpaid outstanding principal amount to its consolidated financial statements through the six months ended June 30, 2012.  Therefore, the amount recorded in its consolidated financial statements represents the Company’s belief as the best estimate, as well as the carrying amount of the obligation.

As of June 30, 2012, the Company was still in discussions with the large financial institution regarding the repayment terms and the timeline for repayment was uncertain.  However, the Company expects a resolution to this issue before the end of 2012.

The Company evaluated the disclosure requirements under ASC 460-10-50-4, as well as ASC 450-10-50-1.  However, due to the immateriality of the amount in relation to the consolidated financial statements separately, and in the aggregate, and the low underlying risk regarding the type of the guarantee, the Company determined additional disclosure was not meaningful.

Forms 10Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012

Note 3.  Accounting Standards Updates

Accounting Standards Updates Recently Adopted

3.
Your disclosures indicate that you adopted the guidance in ASU 2011-05 as of January 1, 2012.  Please tell us how your disclosures comply with this new guidance.  In this regard, you continue to provide statements of operations and as such it appears that you have not reported comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements pursuant to ASC 220-10-45.  Please explain or revise accordingly.

Company Response:  During the year ended December 31, 2011 the Company recorded an immaterial entry of $5 thousand to other comprehensive income (“OCI”) related to foreign currency translation amounts in a discontinued operation. During the three and six months ended March 31, 2012 and June 30, 2012, the Company had no amounts attributable to other comprehensive income. ASC 220-10-15-3 states that if an entity has no items of other comprehensive income in any period presented, the entity is not required to report comprehensive income. Additionally, the SEC in Regulations S-X Rule 4-02 states that an amount which would otherwise be required to be shown with respect to any item that is not material need not be separately set forth.  In conclusion, the Company did not have any material amounts attributable to other comprehensive income in the periods presented in our quarterly Forms 10Q for fiscal quarters ended March 31, 2012 and June 20, 2012.  Therefore, the Company does not believe it is required to present other comprehensive income, in any format, in its financial statements for the current period.  The Company continues to reevaluate any impact to other comprehensive income at each interim reporting period to determine if the facts and circumstances change.  Due to the aforementioned immateriality, the Company determined that the statement in its Form 10Q for the three months ended March 31, 2012 under Note 3.  Accounting Standards Updates; Accounting Standards Recently Adopted met the disclosure criteria:

“We have adopted the provisions of this update as of January 1, 2012 and there was no material impact to our condensed consolidated financial statements.”

The Company proposes to add the following additional disclosure to its future filings, specifically Note 2., Basis of Presentation and Summary of Significant Accounting Policies:

We have adopted the provisions of this update as of January 1, 2012 and due to the lack of and immateriality of comprehensive income historically and in the three months ended March 31, 2012, we are not required to present comprehensive income and therefore, have not adjusted our financial statement presentation or the related notes.

4.
We note that you adopted the guidance in ASU 2011-08 as of January 1, 2012, however, your discussion of goodwill accounting in Note 2 and in your critical accounting policy disclosures appears to be a reiteration of the information included in your Form 10-K.  Please confirm that you will revise your disclosures in future filings to incorporate the changes to the goodwill impairment testing as a result of adopting this new guidance.

Company Response:  The Company respectfully acknowledges the Staff’s comment and proposes to add the following additional disclosure to its future filings within Note 2., Basis of Presentation and Summary of Significant Accounting Policies, as well as the critical accounting policies of the Management’s Discussion and Analysis:

On January 1, 2012, we adopted an accounting standard update, commonly referred to the step zero approach, that allows us to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. For reporting units in which the qualitative assessment concludes it is more likely than not that the fair value is more than its carrying value, the amended guidance eliminates the requirement to perform further goodwill impairment testing. For those reporting units where a significant change or event occurs, and where potential impairment indicators exist, we continue to utilize a two-step quantitative assessment to testing goodwill for impairment.

Forms 8-K filed March 20, 2012, May 15, 2012 and August 10, 2012

5.
We note that you provide a reference to the “GAAP and Non-GAAP Measures” link available on your website as an alternative to presenting the information required by Item 10(e)(1)(i) of Regulation S-K in your Item 2.02 Form 8-K.  Please note that pursuant to Item 10(e) the information required by Item 10(e)(1)(i) must be included in the filing and accordingly, incorporation by reference to information available on your website is not appropriate.  We refer you also to Instruction 2 to Item 2.02 of Form 8-K.  Please confirm that you will revise your future Item 2.02 Form 8-K filings to include the disclosures required by Item 10(e)(1)(i) within the filing.

Company Response:  The Company acknowledges the Staff’s comment and confirms that for future Item 2.02 Form 8-K filings it will include the disclosures required by Item 10(e)(1)(i) of Regulation S-K within the filing.

*                      *                      *                      *                      *

In connection with the above, we hereby acknowledge that:

1.           Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-3042.

Very truly yours,

/s/ John G. Scanlon
John G. Scanlon
Chief Financial Officer

cc:           Melissa Kindelan, Staff Accountant
Todd Lenson, Stroock & Stroock & Lavan
Duncan Barks, Audit Partner